                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 18)


                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   452-926-108
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                                 (214) 692-4758
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 14, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  452-926-108                                                    PAGE 2
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         AMERICAN REALTY TRUST, INC.             54-0697989
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
         (b)  ..................................................................
--------------------------------------------------------------------------------

     3)  SEC Use Only ..........................................................

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ....................................

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

 ................................................................................
--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                   GEORGIA

--------------------------------------------------------------------------------
                  7)  Sole Voting Power                         456,514
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                         -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                    456,514
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                   -0-

--------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        456,514

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 ................................................................................
--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)            30.0%

--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                   CO

CUSIP NO. 452-926-108                                                    PAGE 2
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         BASIC CAPITAL MANAGEMENT, INC.          75-2261065
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  ..................................................................
         (b)  ..................................................................
--------------------------------------------------------------------------------

     3)  SEC Use Only ..........................................................

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ....................................

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ................................................................................
--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                      NEVADA

--------------------------------------------------------------------------------
                  7)  Sole Voting Power                            115,994
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                            -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                       115,994
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                      -0-

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       115,994
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

 ................................................................................
--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)           7.6%
--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                  CO

CUSIP NO.  452-926-108                                                    PAGE 3
--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         TRANSCONTINENTAL REALTY INVESTORS, INC.         94-6565852
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ..................................................................
         (b)  ..................................................................
--------------------------------------------------------------------------------

     3)  SEC Use Only ..........................................................

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions) ....................................

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ................................................................................
--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 NEVADA
--------------------------------------------------------------------------------

                  7)  Sole Voting Power                       341,500
Number of
Shares            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                       -0-
Owned by
Each              --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                  341,500
Person
With              --------------------------------------------------------------
                  10)  Shared Dispositive Power                 -0-

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       341,500
--------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
 ................................................................................
--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)          22.4%
--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                 CO

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
                              CUSIP NO. 452-926-108


ITEM 1.     SECURITY AND ISSUER

         Item 1 is hereby amended to read as follows:

         This amendment relates to the Shares of Common Stock, $.01 par value (the "Shares"), of INCOME OPPORTUNITY REALTY INVESTORS, INC., (the "Company") and amends the statement on Schedule 13D filed on August 1, 1997. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2.     IDENTITY AND BACKGROUND

         Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM") and
Transcontinental Realty Investors, Inc. ("TCI")(collectively, the
"Reporting Persons").

         The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. This is because BCM owns approximately 52.1% of the outstanding securities of ART and BCM serves as the advisor to ART and TCI.

         (I) ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and, investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of ART:

Name                                  Position(s) with ART
----                                  --------------------

Oscar W. Cashwell                     Director

Al Gonzalez                           Director

Roy E. Bode                           Director

Cliff Harris                          Director

Karl L. Blaha                         Director\President

Thomas A. Holland                     Executive Vice President and
                                      Chief Financial Officer

Bruce A. Endendyk                     Executive Vice President


Name                                    Position(s) with ART
----                                    --------------------

Randall M. Paulson                      Executive Vice President

Steven K. Johnson                       Executive Vice President -
                                        Residential Asset Management

Robert A. Waldman                       Senior Vice President, Secretary
                                        and General Counsel

Drew D. Potera                          Vice President and Treasurer

         Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell is a real estate consultant for BCM. Mr. Cashwell is a citizen of the United States of America.

         Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of Age Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

         Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

         Mr. Harris' business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

         Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

         Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

         Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

         Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

         Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President-Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

         Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

         Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President and Treasurer of BCM. Mr. Potera is a citizen of the United States of America.

         (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                  Position(s) with BCM
----                                  --------------------

Ryan T. Phillips                      Director

Mickey Ned Phillips                   Director

Randall M. Paulson                    President

Thomas A. Holland                     Executive Vice President and
                                      Chief Financial Officer

Clifford C. Towns, Jr.                Executive Vice President -
                                      Finance

Karl L. Blaha                         Executive Vice President -
                                      Commercial Asset Management

Steven K. Johnson                     Executive Vice President -
                                      Residential Asset Management

Bruce A. Endendyk                     Executive Vice President

A. Cal Rossi, Jr.                     Executive Vice President

Cooper B. Stuart                      Executive Vice President

Dan S. Allred                         Senior Vice President -
                                      Land Development

Robert A. Waldman                     Senior Vice President, General
                                      Counsel and Secretary

Drew D. Potera                        Vice President, Treasurer
                                      and Securities Manager


         Information with respect to Messrs. Paulson, Holland, Blaha, Johnson, Endendyk, Waldman and Potera is disclosed in (I) above.

         Mr. R. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

         Mr. M. Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

         Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

         Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

         Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

         (III) TCI is a real estate investment company organized and existing under the law of the State of Nevada. TCI's principal business activity is investment in real estate. The principal place of business and principal office of TCI is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and director of TCI:



Name                                       Position(s) with TCI
----                                       --------------------

Richard W. Douglas                         Director

Larry E. Harley                            Director

R. Douglas Leonhard                        Director

Murray Shaw                                Director

Ted P. Stokely                             Director

Martin L. White                            Director

Edward G. Zampa                            Director


Name                                 Position(s) with TCI
----                                 --------------------
Randall M. Paulson                   President

Thomas A. Holland                    Executive Vice President, Chief
                                     Financial Officer and Secretary

Karl L. Blaha                        Executive Vice President -
                                     Commercial Asset Management

Steven K. Johnson                    Executive Vice President -
                                     Residential Asset Management

Bruce A. Endendyk                    Executive Vice President

Robert A. Waldman                    Senior Vice President and
                                     General Counsel

Drew D. Potera                       Vice President and Treasurer

         Information with respect to Messrs. Paulson, Holland, Blaha, Johnson, Endendyk, Waldman and Potera is disclosed in (I) and (II) above.

         Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is President of Dallas Chamber of Commerce. Mr. Douglas is a citizen of the United States of America.

         Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

         Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

         Mr. Shaw's business address is 3713 Ebony, Hollow Pass, Austin, Texas 78745. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

         Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

         Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White's present principal occupation is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

         Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United
States of America.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended to read as follows:

         (a) Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                              Shares owned Directly
                              ---------------------
                                   Number of                  Percent of
Name                                Shares                     Class (1)
----                              ---------                   ----------
ART                                456,514                    30.0%
BCM                                115,994                     7.6%
TCI                                341,500                    22.4%

                  TOTAL            914,008                    60.0%


                            Shares owned Beneficially
                            --------------------------
                                  Number of                  Percent of
Name                               Shares                     Class (1)
----                              ---------                  ----------
ART                                456,514                    30.0%
BCM                                115,994                     7.6%
TCI                                341,500                    22.4%
Al Gonzalez (2)                    456,514                    30.0%
Roy E. Bode (2)                    456,514                    30.0%
Oscar W. Cashwell (2)              456,514                    30.0%
Cliff Harris (2)                   456,514                    30.0%
Karl L. Blaha (2)                  456,514                    30.0%
Richard W. Douglas (4)             341,500                    22.4%
Larry E. Harley (4)                341,500                    22.4%
R. Douglas Leonhard (4)            341,500                    22.4%
Murray Shaw (4)                    341,500                    22.4%
Martin L. White (4)                341,500                    22.4%
Ted P. Stokely (4)                 341,500                    22.4%
Edward G. Zampa (4)                341,500                    22.4%

Total Shares beneficially
  owned by Reporting Persons       914,008                    60.0%

(1) Percentage calculations are based upon 1,522,531 Shares outstanding at July 31, 1998. Total and addends may not match due to rounding.

(2) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART described in Item 2.

(3) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(4) May be deemed to be a beneficial owner of the Shares held directly by TCI by virtue of the relationship to TCI described in Item 2.

         (b) Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 456,514 Shares held by ART. The directors of BCM have voting and dispositive power over the 115,994 Shares held by BCM. Each of the directors of TCI share voting and disposition power over the 341,500 Shares held by TCI.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past 60 days.

Reporting                                          Number                       Price                       Type of
Person                      Date                  of Shares                   Per Share                   Transaction
---------                   ----                  ---------                   ---------                   -----------
BCM                        06/15/98                  1,900                      $11.50                    Open Market
BCM                        07/01/98                  1,200                      $11.50                    Open Market
BCM                        07/06/98                    200                      $11.50                    Open Market
BCM                        07/08/98                    200                      $11.50                    Open Market
BCM                        07/13/98                    300                      $11.50                    Open Market
BCM                        07/15/98                    300                      $11.50                    Open Market
ART                        07/20/98                    500                      $11.50                    Open Market
ART                        07/21/98                    300                      $11.50                    Open Market
ART                        07/23/98                  1,200                      $11.50                    Open Market
BCM                        07/24/98                    400                      $11.50                    Open Market
BCM                        07/28/98                    500                      $11.50                    Open Market
BCM                        07/29/98                    200                      $11.50                    Open Market
BCM                        08/04/98                    800                      $11.50                    Open Market
BCM                        08/14/98                    125                      $11.250                   Open Market

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to read as follows:

         ART has pledged 8,000 shares to Arnold Securities, pledged 11,951 shares to BA Investment Services, pledged 39,334 shares to Bear Stearns, pledged 2,000 shares to Chase Securities, pledged 10,000 shares to CJ Lawrence, Inc., pledged 47,383 shares to Dain Rauscher, pledged 98,721 shares to Dean Witter, pledged 4,200 shares to First Southwest, pledged 3,400 shares to First Union Bank, pledged 22,000 shares to Global Strategies, pledged 21,800 shares to Hambrecht & Quist, pledged 10,900 shares to J.C. Bradford, pledged 6,080 shares to Legg Mason (TX), pledged 10,000 shares to May Financial, pledged 32,200 shares to McDonald & Company, pledged 21,331 shares to Morgan Keegan, pledged 12,300 shares to Mutual Securities, pledged 10,000 shares to Nationwide Securities, pledged 12,000 shares to Raymond James, pledged 2,000 shares to Regions Investment, pledged 18,830 shares to Roney & Co., pledged 134 shares to Southland Securities, pledge 400 shares to Southwest Securities, pledged 4,000 shares to Tucker Anthony, pledged 4,000 shares to Wachovia and pledged 15,200 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         ART has also pledged 28,350 shares to United Pacific Bank pursuant to a loan agreement with such lender.

         BCM has pledged 3,800 shares to Advest, pledged 4,000 shares to American Express, pledged 3,125 shares to Ameritrade, pledged 1,500 shares to BA Investment Services, pledged 5,655 shares to Bear Stearns, pledged 2,000 shares to Brown & Co., pledged 4,000 shares to CJ Lawrence, pledged 4,000 shares to Cutter & Co., pledged 13,167 shares to Dain Rauscher, pledged 400 shares to Dean Witter, pledged 2,200 shares to First Southwest, pledged 1,800 shares to First Union Brokerage, pledged 6,400 shares to Global Strategies, pledged 6,000 shares to Gruntal & Co., pledged 6,000 shares to Hambrecht & Quist, pledged 6,617 shares to J.C. Bradford, pledged 4,054 shares to Legg Mason (TX), pledged 5,800 shares to May Financial, pledged 9,800 shares to McDonald & Company, pledged 15,776 shares to Morgan Keegan, pledged 400 shares to Raymond James, pledged 4,000 shares to Regions Investment, pledged 1,500 shares to Robb Peck, pledged 2,000 shares to Robert Baird and pledged 2,000 shares to Wachovia in stock margin accounts maintained by it with such brokers.

         TCI has pledged 221,500 shares to Dean Witter and pledged 120,000 shares to Prudential (TX) in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 1998.

                              AMERICAN REALTY TRUST, INC.


                         By:       \s\Karl L. Blaha
                              ----------------------------------------------
                              Karl L. Blaha
                              President

                              BASIC CAPITAL MANAGEMENT, INC.


                         By:          \s\Drew D. Potera
                              ----------------------------------------------
                              Drew D. Potera
                              Vice President and Treasurer

                              TRANSCONTINENTAL REALTY INVESTORS, INC.


                         By:          \s\Drew D. Potera
                              ----------------------------------------------
                              Drew D. Potera
                              Vice President and Treasurer






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